MASTERWORKS

Launching Now: Triple Header | Kusama (28.6%) | Wong (55.3%) | Boetti (14.4%)

TRIPLE HEADER

KUSAMA / WONG / BOETTI





Yayoi Kusama

Price Appreciation of Similar Works

28.6%[1]

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Matthew Wong

Price Appreciation of Similar Works

55.3%[2]

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Alighiero Boetti

Price Appreciation of Similar Works

14.4%[3]

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[1] The set of similar sales comprise paintings by Yayoi Kusama with the following criteria: “Pumpkin” paintings on canvas, executed 1990 to present, that measure under 12 inches by 12 inches, and that to the best of our ability to determine, feature net backgrounds and are executed in predominantly red and white palettes, where the background color is red. Where we were not able to determine the auction house buyer’s premium, a default of 10% premium was added to the hammer price. The data was sourced from publicly available auction records and does not include private sales.

[2] The set of similar sales comprise paintings by Matthew Wong with the following criteria: single panel canvas paintings executed between 2017 and 2019 that measure 40 inches by 40 inches and smaller, and exclude interior scenes. The data was sourced from publicly available auction records and does not include private sales.

[3] The set of similar sales comprise paintings by Alighiero Boetti with the following criteria: “Mappa” works that measure between 35 inches by 35 inches to 85 inches by 85 inches. The data was sourced from publicly available auction records and does not include private sales.

Masterworks is “testing the waters” under Regulation A under the Securities Act of 1933. Masterworks will only be able to make sales after an offering statement has been filed with the Securities and Exchange Commission (SEC) and the SEC has “qualified” the offering statement. no money or other consideration is being solicited, and